Exhibit 1

                                             March 23, 2000



Board of Directors
Homestead Village Incorporated
2100 RiverEdge Parkway
Atlanta, Georgia 30328

Gentlemen:

         This letter will serve to set forth in writing the general outline of the transaction we are proposing (the "Proposed Transaction") between Security Capital Group Incorporated ("Security Capital") and Homestead Village Incorporated ("Homestead").

         The Proposed Transaction would involve a tender offer by a newly-formed subsidiary of Security Capital for all of the outstanding shares of Homestead common stock not owned by Security Capital. Homestead shareholders would receive cash of $3.40 for each common share of Homestead. We believe that our proposal is at a fair price that reflects Homestead's historical results and future prospects and that consummation of our proposed transaction would be in the best interest of Homestead and its public stockholders.

         Promptly following consummation of the tender offer, the remaining shares of Homestead common stock would be acquired at the same price as a result of a merger between Homestead and a subsidiary of Security Capital.

         The Proposed Transaction would be effected pursuant to a merger agreement in form and substance customary for transactions of this sort. The agreement would be entered into only following approval and recommendation by the independent members of the Homestead Board of Directors, who we would expect to serve as a Special Committee of the Board in connection with the consideration of the Proposed Transaction, and only upon receipt by Homestead of an opinion from the Special Committee's independent financial advisor as to the fairness from a financial point of view of the Proposed Transaction to the shareholders of Homestead unaffiliated with Security Capital.

         We reserve the right to amend or withdraw the proposal at any time at our sole discretion.

         The Proposed Transaction is not subject to any financing contingency.

Board of Directors
Homestead Village Incorporated
March 23, 2000
Page Two




         As you know, we and our financial and legal advisors (Chase Securities Inc. and Wachtell, Lipton, Rosen & Katz) are prepared to meet with the Special Committee and its legal and financial advisors at your convenience to review the Proposed Transaction and anything else that may be of interest or assistance. This proposal will be filed as part of an amendment to Security Capital's
Schedule 13D with respect to the ownership of Homestead's stock.

                                             Sincerely,

                                             SECURITY CAPITAL GROUP INCORPORATED



                                             William D. Sanders
                                             Chairman